EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES

FIRST QUARTER 2008 UPDATE ON THE PROGRESS OF

THE HORIZON OIL SANDS PROJECT

CALGARY, ALBERTA – APRIL 30, 2008 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) is pleased to provide its regular quarterly update on the Horizon Oil Sands Project (“Horizon Project”).

“It is an exciting time for the Horizon Project as we methodically progress towards first oil targeted for the third quarter of 2008.” commented Réal Doucet, Senior Vice President, Oil Sands. “In the first quarter, Mine Production commenced operations, using our mine operators and equipment to work on the overburden removal. This is the second area of the Horizon Project where we have begun operations, with water systems being the first, and represents a significant milestone for Canadian Natural. This early operation provides tremendous training benefits for our operators prior to full start up.

We reached an overall 94% completion at the end of the first quarter of 2008, with craftspeople actively performing hydrotests, airblows, rotation checks and various pre-commissioning activities. Our operations teams are walking down the systems in each plant ensuring they are complete prior to commissioning. We have energized the last substation on site and the Extraction Plant started operating on water in late April to ensure there are no surprises when we begin processing oil sands and extract the bitumen through these plants.

Commissioning is progressing very well as we have already turned over and commissioned 96 plant systems (out of an estimated 820), 10 mine haul trucks (out of 23), 2 hydraulic shovels and are preparing to commission the first electric shovel, all according to schedule. The balance of the mine equipment will be turned over and commissioned to support the ramp up of oil sands mining and bitumen production.

As we move to construction completion, challenges arise on a regular basis; however due to the strength, experience and depth of our team we continue to meet and find solutions as we target start up and synthetic crude oil production in the third quarter of this year.

At the end of the first quarter, capital spending on Phase 1 of the Horizon Project was at 111% of the original budget of $6.8 billion. Looking forward to completion, targeted for the third quarter of 2008, we currently anticipate capital spending on Phase 1 construction to be within the previously announced range of 25%-28% above the original budget.

We have maintained solid progress in our hiring of operators with 89% of required personnel in place and have finalized all of our maintenance contracts and mobilized all supervision on site. We are prepared to start up the plants and have received on site the 190,000 barrels of diluent for start up.

Once we have completed commissioning and begun operations, it is anticipated that ramp up to full production will occur over a 3 to 4 month period. We are targeting to be at 85% design capacity by year end 2008. Full capacity is anticipated to be achieved during Q1/09 as planned.

The sales pipeline which will transport production from the site to Edmonton is on track for completion in the second quarter of 2008. Approximately 750,000 barrels of synthetic crude oil from initial production volumes will be used to fill the pipeline.

While our focus remains on completion and startup of Phase 1, we continue to plan for future expansions. We have received the 2 coke drums and all components for the 2 hydrotreating reactors that will be installed as part of the Phase 2/3 expansion.“

HORIZON PROJECT STATUS SUMMARY

	December 31, 2007	March 31, 2008			June 30, 2008
	Actual	Actual	Q1/08 Forecast	Original Plan	Q2/08 Forecast	Original Plan
Phase 1 - Work progress (cumulative)	90%	94%	95%	97%	97%	99%
Phase 1 – Construction capital spending* (cumulative)	99%	111%	110%	97%	122%	100%

*Relative to overall Phase 1 project capital of $6.8 billion

Accomplished to the end of the First Quarter of 2008

Procurement

•	Site assembly of Mine Operations equipment (Shovels and Heavy Haul Trucks) is on schedule.
•	Fixed Plant Maintenance contractors have mobilized.

Modularization

•	All oversized loads for construction have been delivered to site. Ongoing deliveries of mine equipment (trucks & shovels) will continue through the summer.

Construction

•	Overall construction progress is 91% complete.
•	Mine overburden removal has moved 56.7 million bank cubic meters, which represents approximately 80% of the total to be moved before start up.
•	Completed Tar River Diversion and Fish Habitat construction.
•	Substantially completed Extraction Plant in the first quarter and have introduced water to the plant in April.
•	Completed construction of Tanks 11 and 12 in the East Tank Farm and filled with diluent for start up.
•	Installed 3 nitrogen storage tanks and completed construction of the Nitrogen Plant, now ready for operations.
•	Installed Auxiliary Boiler in Cogeneration.
•	Assumed occupancy of Main Warehouse.
•	Substations energized for Sulphur Recovery and Gas Treating, representing the last on-site substations to be energized.

•	Substantially completed construction of Amine Plant and moving into Pre-Commissioning.
•	Started construction of Sulphur Pipeline.
•	Completed piping in Heat Integration.

Systems Commissioned and Turned Over during the Quarter

•	Firewater in both tank farms.
•	Tanks 11 and 12.
•	Electrical Distribution to Heat Integration, Coker/DRU, Tank Farms and Froth Treatment.
•	Substations in Sulphur and Gas Treating energized.

Commissioning Schedule

Completed To Date

•	Permanent Potable Water Treatment
•	Permanent Sewage Treatment
•	Natural Gas Pipeline
•	Raw and Recycled Water Pipelines
•	River Water Intake and Pumphouse
•	Raw Water Pond and Pumphouse
•	Recycle Water Pond and Pumphouse
•	Electrical Distribution System, including all substations
•	Tanks 11 and 12 completed for diluent fill
•	Main Piperack (air, water, gas, power)
•	Instrument and Utility Air System

On Track for Q2 2008

•	Extraction
•	Flare System
•	Cogeneration (steam)
•	Cooling and Heating
•	Delayed Coker / Diluent Recovery Unit
•	Hydrogen Plant
•	Gas Treating and Sulphur Recovery
•	West Tank Farm (inter plant)
•	Sulphur Block Pipelines
•	Synthetic Crude Oil (product) Pipeline

On Track for Q3 2008

•	Ore Preparation Plant
•	Froth Treatment
•	Cogeneration (power)
•	Pipeline Corridors
•	Hydrotreater
•	Remainder of East Tank Farm (product)

A picture gallery providing visual updates on construction progress is available on the Company’s website (http://www.cnrl.com/horizon/about_horizon/photo_gallery.html).

2008 FIRST QUARTER RESULTS

2008 first quarter results are scheduled for release after market close on Thursday, May 8, 2008. A conference call will be held on Friday, May 9, 2008 at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could” “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort” “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates. In addition, these statements are not guarantees of future performance and are subject to certain risks and the reader should not place undue reliance on these forward-looking statements as there can be no assurance that the plans, initiatives or expectations upon which they are based will occur.

The forward-looking statements are based on current expectations, estimates and projections about Canadian Natural Resources Limited (the “Company”) and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete its capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and liquids not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. Certain of these factors are discussed in more detail under the heading “Risk Factors”. The Company’s operations have been, and at times in the future may be affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 517-7370 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance & Investor Relations